Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Kenneth L. Greenberg
kgreenberg@stradley.com
215.564.8149

July 8, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Jaea Hahn

Re:	Invesco Dynamic Credit Opportunity Fund (the “Registrant” or “Acquiring Fund”)
File No. 333-256541

Dear Ms. Hahn:

On behalf of the Registrant, below is the Registrant’s response to the comment conveyed telephonically by you on June 30, 2021 to Registrant’s counsel with regard to Rule 14a-4(a)(3)1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and unbundling proxy proposals in the Registrant’s registration statement on Form N-14 8C (the “Registration Statement”) relating to the proposed reorganization (the “Reorganization”) of the Invesco Dynamic Credit Opportunities Fund (the “Target Fund”) into Invesco Dynamic Credit Opportunity Fund.
Below we have provided your comment and the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
Comment:
The Registrant’s combined proxy statement/prospectus in the section titled “COMPARISON OF ORGANIZATION, STRUCTURE AND GOVERNANCE OF THE FUNDS- Right to Vote” discusses certain differences in the Declarations of Trust of the Target Fund and the Acquiring Fund.  One difference noted is that the

[1]
Rule 14a-4(a)(3) under the 1934 Act requires that the form of proxy “identify clearly and impartially each separate matter to be acted upon, whether or not related to or conditioned on the approval of other matters.”

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Target Fund’s Declaration of Trust (Section 9.3) requires a shareholder vote on transactions like reorganizations, mergers, conversions and consolidations (collectively, “Reorganization Transactions”) but the Acquiring Fund’s Declaration of Trust (Section 9.4) does not require a shareholder vote on such Reorganization Transactions.  You requested that an additional proposal be added to the combined proxy statement/prospectus that would have shareholders approve Section 9.4 of the Acquiring Fund’s Declaration of Trust (the “Declaration of Trust Proposal”).  In suggesting the need to add the Declaration of Trust Proposal, you referenced SEC staff guidance regarding unbundling of proxy proposals- Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, Fifth Supplement, September 2004- Applying the Unbundling Rule When a New Acquisition Vehicle is Used (the “September 2004 CF Unbundling Guidance”)2 and  IM Guidance Update February 2014- Unbundling of Proxy Proposals (the “February 2014 IM Unbundling Guidance” and, together with the September 2004 CF Unbundling Guidance, the “Unbundling Guidance”).
In a subsequent e-mail, you further noted that the Acquiring Fund’s Declaration of Trust limits the forum in which shareholder disputes may be brought to Delaware and further provides that investors waive the right to a jury trial (the “Forum Selection/Jury Trial Waiver Provisions”).  You requested that if the Target Fund’s Declaration of Trust permits the Trustees to unilaterally change these provisions, please point out such language in the Declaration of Trust in your response letter.  If not, please explain why such matters would not be considered material changes that substantively affect shareholder rights and describe these changes in the Registration Statement and add proposals to seek shareholder approval to permit the changes.
Response:

Reorganization Transactions.  The Registrant respectfully disagrees with the Staff’s conclusion that the Unbundling Guidance requires disaggregation of the Reorganization proposal from the Declaration of Trust Proposal for three principal reasons: (1) the Reorganization proposal and the Declaration of Trust Proposal are not “separate matters to be acted upon,” as described in Rule 14a-4 under the 1934 Act and related guidance; (2) disaggregating the Reorganization proposal and the Declaration of Trust Proposal could confuse shareholders and potentially lead to an irreconcilable impediment to consummating the Reorganization; and (3) the Staff has not required the disaggregation of reorganization proposals and proposals relating to governing document changes in recent shareholder proxies by other fund complexes.3  Each of these reasons is explained below in more detail.

[2]	The Registrant notes that the September 2004 CF Unbundling Guidance applies to operating companies not investment companies.
[3]
In addition, the Registrant believes that the February 2014 IM Unbundling Guidance pertains to situations in which a company intends to seek shareholder approval for multiple material changes to its charter and is therefore inapplicable to the Reorganization because shareholder approval is not being sought for changes to a charter but instead to approve receiving shares of the Acquiring Fund in exchange for shares of the Target Fund.

(1)	The Reorganization proposal and the Declaration of Trust Proposal are not “separate matters to be acted upon,” as described in Rule 14a-4 under the 1934 Act.
In interpreting Rule 14a-4, the SEC’s Division of Corporate Finance stated that “multiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.”4  When the shareholders of the Target Fund vote to approve the Reorganization, however, they are being asked to accept a new security as a whole (i.e., shares of beneficial interest of the Acquiring Fund) in exchange for their current Target Fund shares. The Acquiring Fund is a separate entity which has already been organized as a Delaware statutory trust, and its Declaration of Trust and By-Laws have been approved by its Board of Trustees and initial shareholder. As such, it is not possible for a Target Fund shareholder to approve the Reorganization and also avoid certain particular features of the Acquiring Fund. The terms of the Acquiring Fund’s Declaration of Trust are an essential feature that are inextricably intertwined with, and cannot be separated from, the Acquiring Fund’s shares.  As a result, consistent with the January 2014 CF Unbundling Guidance, the Registrant is not required to “unbundle” for a separate shareholder vote any material differences in the terms of the Declarations of Trust of the Target Fund and the Acquiring Fund.
In addition, the Division of Investment Management’s long-time position has been “in accordance with Rule 14a-4 under the 1934 Act5 that a matter should be voted upon separately if the Investment Company Act of 1940 [the “1940 Act”)], state law or a fund’s organizational documents (charter, bylaws) require a matter under consideration to be submitted to shareholders.”6 With respect to the present transaction, the only matter required to be submitted to shareholders under the 1940 Act, state law or the Target Fund’s Declaration of Trust is the Reorganization.
From the 1940 Act perspective, the Reorganization will constitute a “merger” under Rule 17a-87 of the 1940 Act and has been structured to comply with the provisions of the Rule. One of the requirements of Rule 17a-8 is that “participation in the merger” is approved by the vote of a majority of the outstanding voting securities of the Target Fund. Rule 17a-8 on its face contemplates seeking shareholder approval of a single proposal and does not specify any terms other than the Reorganization that would need to be approved by shareholders in order to rely on the Rule.  In fact, Rule 17a-8 contemplates that there may be material differences between the fundamental policies and advisory contracts of the target and acquiring funds on which shareholders would vote in a single proposal, even though outside of a reorganization, such changes would each require separate shareholder approval. Accordingly, the Registrant

[4]	See January 24, 2014 Compliance and Disclosure Interpretation Question 101.01 (the “January 2014 CF Unbundling Guidance”), regarding Rule 14a-4(a)(3) under the 1934 Act.
[5]
Rule 14a-4(b)(1) requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention “with respect to each separate matter referred to therein as intended to be acted upon.”

[6]	See the February 2014 IM Unbundling Guidance.
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Rule 17a-8(b)(1) broadly defines a “merger” to mean “the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and another company.”

maintains that the only matter required to be submitted to shareholders under the 1940 Act, in accordance with Rule 17a-8, is the Reorganization.
From the perspective of the Delaware Statutory Trust Act (“DSTA”) and the Target Fund’s Declaration of Trust, Section 3806(b)(4) of the DSTA merely provides that:
A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: … (4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis.

With regard to voting, Section 9.3 of the Target Fund’s Declaration of Trust provides:
Pursuant to an agreement of merger or consolidation, the Board of Trustees may cause the Trust or any of its subsidiaries to merge or consolidate with or into one or more statutory trusts or “other business entities” (as defined in Section 3801 of the Delaware Act) formed or organized or existing under the laws of the State of Delaware or any other state of the United States or any foreign country or other foreign jurisdiction. Any such merger or consolidation shall require approval by vote of the Board of Trustees followed by approval of the Shareholders as set forth in Section 9.1.8

Thus, under state law and the Target Fund's organizational documents, shareholders of the Target Fund have the right to vote on the Reorganization.  However, neither state law nor the Target Fund’s Declaration of Trust require a separate vote on the Acquiring Fund’s Declaration of Trust nor do they give shareholders of the Target Fund the right to vote on matters affecting the Acquiring Fund, a fund of which they are not yet a shareholder.
The Registrant notes that the combined proxy statement/prospectus already contains disclosure about the material differences between the Declaration of Trust of the Target Fund and the Declaration of Trust of the Acquiring Fund that is necessary for shareholders

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Section 9.1 of the Declaration of Trust requires: “Notwithstanding any other provision of this Agreement to the contrary and subject to the exceptions provided in this Article IX, each of the transactions described in this Article IX shall require the approval of the Board of Trustees followed by the affirmative vote of the holders of not less than 75% of the outstanding Shares unless such transaction has been previously approved by the affirmative vote of at least two-thirds (66 2/3%) of the Board of Trustees, in which case an affirmative Majority Shareholder Vote shall be required. Such affirmative vote shall be in addition to the vote or consent of Shareholders otherwise required by law or by the terms of any class of Preferred Shares, whether now or hereafter authorized, or any agreement between the Trust and any national securities exchange.”

of the Target Fund to make an informed decision about whether to approve or disapprove the Reorganization as a whole, including consideration of aspects of the Acquiring Fund’s Declaration of Trust that are different from the Target Fund’s Declaration of Trust.

(2)	Disaggregating the Reorganization proposal and the Declaration of Trust Proposal could confuse shareholders and potentially lead to an irreconcilable impediment to consummating the Reorganization.
Shareholders may be confused by unbundling the Declaration of Trust Proposal from the Reorganization proposal because, as described above, shareholders are being asked to approve a “merger” with an affiliated closed-end investment company.  Like most mergers, the resulting company will have both similarities and differences from the target company.  Here, the principal differences relate to the Acquiring Fund operating as a Rule 23c-3 interval fund and the resulting changes to a shareholder’s right to purchase and sell shares directly from the Fund at net asset value as opposed to transacting at a market price on a stock exchange.  The differences in the Declarations of Trust of the Target Fund and Acquiring Fund are not the principal drivers of the Reorganization.9  The Registrant believes that adding the Declaration of Trust Proposal would place a spotlight on only one of several differences between the Funds, which could confuse shareholders about the nature of the  principal differences between the shares they are being asked to accept in the “merger” and the Target Fund shares that they currently own.
Even worse, adding the separate Declaration of Trust Proposal to the combined proxy statement/prospectus could result in an irreconcilable impediment to consummating the Reorganization.  Specifically, if shareholders approve the Reorganization but do not approve a separate proposal regarding the Reorganization Transactions section of the Declaration of Trust, the Reorganization could not proceed despite having received approval of both the Board of Trustees (including the Independent Trustees) and shareholders.  This result would frustrate the intent of the Reorganization proposal and potentially result in a costly re-solicitation of shareholders or the abandonment of the Reorganization.10
The Registrant believes that any concerns regarding the differences in the Reorganization Transactions section of the Declaration of Trust can be addressed by additional disclosure highlighting the ability of the Acquiring Fund to enter into a Reorganization Transactions without the need for shareholder approval.  Shareholders of the Target Fund will have the opportunity to make an informed decision about whether to approve or disapprove

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The Reorganization Transactions provision in the Declarations of Trust of the Acquiring Fund was intentionally aligned with the equivalent provision in the Declaration of Trust of the open-end funds and other closed-end interval fund in the Invesco Funds Complex, as both the Acquiring Fund and Invesco open-end/closed-end interval funds are continuously offered.  This symmetry was a factor considered by the Board (including a majority of Independent Trustees) in approving the Reorganization but was not separately voted on by the Board.

[10]
Re-solicitation may be required if, following failure to receive shareholder approval for the Declaration of Trust Proposal, Invesco determined to amend the Acquiring Fund’s Declaration of Trust to avoid the need for a separate Declaration of Trust Proposal and the Board (including a majority of the Independent Trustees) approved such amendment.

the Reorganization as a whole, including any differences between the Acquiring Fund’s and Target Fund’s Declarations of Trust.  If shareholders of the Target Fund object to certain provisions in the Acquiring Fund’s Declaration of Trust, they have the option of voting against the Reorganization.
(3)	The Staff has not required the disaggregation of reorganization proposals and proposals relating to governing document changes in recent shareholder proxies by other fund complexes.
The Registrant has reviewed other N-14 filings related to reorganizations regarding shell funds and has found other current examples where any differences between the acquired fund and the acquired funds with respect to governing documents were bundled with the approval of the reorganization rather than as separate approvals. (See, e.g., James Alpha Funds Trust’s N-14 filed January 26, 2021 and Johcm Funds Trust’s N-14 filed February 16, 2021).
The Registrant respectfully submits that for the reasons described above, the combined proxy statement/prospectus provides the material information necessary, including the differences between the Acquiring Fund’s Declaration of Trust and the Target Fund’s  Declaration of Trust, so that the Target Fund’s shareholders may make an informed decision on whether they want to reorganize into the Acquiring  Fund.  If shareholders object to certain provisions of the Fund’s Declaration of Trust, they have the option of voting against the Reorganization.  Unbundling and presenting as a separate shareholder proposal the Reorganization Transactions provision of the Acquiring Fund’s Declaration of Trust for the consideration of the Target Fund’s shareholders is not required under Rule 14a-4, will be confusing to shareholders and could result in a costly re-solicitation or the abandonment of the Reorganization despite having been approved by the Board, Independent Trustees and shareholders.
Forum Selection/Jury Trial Waiver Provisions.  The Target Fund’s Declaration of Trust (Section 10.10) and the Acquiring Fund’s Declaration of Trust (Section 9.13) have identical forum limiting provisions. Similarly, both the Acquiring Fund’s and the Target Fund’s Declaration of Trust require shareholders to waive their rights to a trial by jury.  Accordingly, there are no material differences between the provisions regarding forum limitation and jury trial waiver in the Target Fund’s and Acquiring Fund’s Declarations of Trust that would implicate the Unbundling Guidance.
The Registrant believes that it has fully responded to the Staff’s comments.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.